UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: September 29, 2017

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Noah Holdings Limited Provides Update on Asset Management Business

SHANGHAI, September 29, 2017 /PRNewswire/ — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced it has agreed to repurchase Sequoia Capital China’s (“Sequoia”) stake in its asset management business.

In October 2016, Beijing Sequoia Mingde Equity Investment Center (Limited Partnership) entered into an investment and cooperation agreement with the Company to purchase a certain equity stake in Noah’s asset management business held through Gopher Asset Management Co., Ltd. (“Gopher”). As a result of recent Chinese regulatory changes, the completion of the restructuring contemplated in connection with this investment by Sequoia in Gopher requires substantially longer time than originally expected. After careful discussions, the Company and Sequoia mutually agreed to cancel this investment and have the Company repurchase all of Sequoia’s equity stake in Gopher for an aggregate amount of RMB356 million (approximately US$53.9 million). After such repurchase is completed, Sequoia will not have any direct equity interests in the Company’s asset management business but will remain an important shareholder of the Company.

“Regulatory changes have lengthened Gopher’s restructuring process substantially. Given such changes, the Company and Sequoia both believe that it would decrease uncertainties and serve the Company’s long-term strategies better for the Company to repurchase Sequoia’s stake in Gopher and allow Gopher to be wholly-owned by the Company. Sequoia remains a strategic, long-term shareholder of Noah. We will continue to work with Sequoia, as before, on multiple fronts – in wealth management, asset management and our on-line business,” commented Noah’s President Kenny Lam.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first half of 2017, Noah distributed RMB65.6 billion (US$9.7 billion) of wealth management products. Through our subsidiary, Gopher Asset Management Co., Ltd., we had assets under management of RMB138.7 billion (US$20.5 billion) as of June 30, 2017.

Our wealth management business primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products. Noah delivers customized financial solutions to clients through a network of 1,259 relationship managers across 205 branches and sub-branches in 76 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong and the United States. The Company’s wealth management business had 164,728 registered clients as of June 30, 2017. As our asset management subsidiary and a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market credit and other investments denominated in both Renminbi and foreign currencies. We also provide internet financial services, including online wealth management, micro-lending and payment processing services.

For more information, please visit Noah at ir.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com